EXHIBIT 99.93

CONSENT OF PATRICIA AGUAYO

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Mercator Minerals Ltd. (the “Corporation”) with the United States Securities and Exchange Commission in connection with (1) the environmental baseline study at the El Pilar Project site (the “El Pilar Study”) completed on September 2008, (2) the annual information form of the Corporation dated March 31, 2010 and (4) the annual information form of the Corporation dated March 31, 2011, which includes reference to my name in connection with information relating to the El Pilar Study and the properties described therein.

Date: November 8, 2011

/s/ Patricia Aguayo Patricia Aguayo